

GROUP

Corporate Office



06012596



RECEIVED
APR 13 2006
203

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: Jodene.dutnall@atco.com

April 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1400, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, April 04, 2006 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Class A Non-Voting	CU.NV	0.285	10-May	01-Jun
Class B Common	CU.X	0.285	10-May	01-Jun
Series Q 5.90%	CU.PR.T	0.36875	10-May	01-Jun
Series R 5.30%	CU.PR.V	0.33125	10-May	01-Jun
Series S 6.60%	CU.PR.D	0.4125	10-May	01-Jun
Series W 5.80%	CU.PR.A	0.3625	10-May	01-Jun
Series X 6.00%	CU.PR.B	0.3750	10-May	01-Jun

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.NV	.285	CAD	04/04/2006	05/10/2006	06/01/2006
CU.X	.285	CAD	04/04/2006	05/10/2006	06/01/2006
CU.PR.T	.36875	CAD	04/04/2006	05/10/2006	06/01/2006
CU.PR.V	.33125	CAD	04/04/2006	05/10/2006	06/01/2006
CU.PR.D	.4125	CAD	04/04/2006	05/10/2006	06/01/2006
CU.PR.A	.3625	CAD	04/04/2006	05/10/2006	06/01/2006
CU.PR.B	.3750	CAD	04/04/2006	05/10/2006	06/01/2006

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 4032927909
Email: leslie.lawson@atco.com
Submission Date: 04/04/2006 19:25:00
Last Updated: 04/04/2006 19:25:00